UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

RADISYS CORPORATION
(Exact Name of Registrant as Specified in Charter)

Oregon	0-26844	93-0945232
(State or other jurisdiction	(Commission	(IRS Employer
Of incorporation or organization)	File Number)	Identification No.)

5435 NE Dawson Creek Drive, Hillsboro, Oregon	97124
(Address of principal executive offices)	(Zip Code)

Jon Wilson, Chief Financial Officer (503) 615-1100
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2017.

General
Unless required by context, or as otherwise indicated, “we,” “us,” “our” and similar terms, as well as references to the “Company” and “Radisys” refer to Radisys Corporation and includes all of our consolidated subsidiaries.

Section 1 - Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
This Form SD and the Conflict Minerals Report, filed as Exhibit 1.01 hereto, for the reporting period January 1, 2017 to December 31, 2017 are publicly available on our website at www.radisys.com under “Company - Corporate Responsibility”. The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference in the Form SD.

Item 1.02 Exhibit
A copy of the Conflict Minerals Report is filed as Exhibit 1.01 hereto.

Section 2 - Exhibits
Item 2.01 Exhibits
The following exhibit is filed as part of this report.
Exhibit 1.01 - Conflict Minerals Report for the reporting period January 1, 2017 to December 31, 2017 as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

RADISYS CORPORATION
(Registrant)

By:	/s/ Jon Wilson	May 21, 2018
	Jon Wilson	(Date)
Chief Financial Officer